LAMBERTH & STEWART, P.L.L.C
                            ATTORNEYS AND COUNSELORS
                               2840 Lincoln Plaza
                                500 North Akard
                              Dallas, Texas 75201
                                      ----
                            Telephone (214)740-4270
                            Facsimile (214)740-4266



                                  July 27, 2000






Discount Mortgage Source, Inc.
Attention:  Mr. Michael Kamps
750 I-30 East, Suite 170
Rockwall, TX  75087

Dear Mr. Kamps:

         As the sole director, officer and major shareholder of Discount Mortgage Source, Inc. (the "Corporation"), you have requested that I review the Corporation's documents in connection with the issuance of its Common Stock, par value of $0.001 per share (the "Common Stock"), upon organization and pursuant to a public offering of a maximum of not more than 2,000,000 shares and a minimum of not less than 240,000 shares, at a price of $0.25 per share.

         In  this  respect,  I have  examined  the  following  documents  of the
Corporation:

            1. Articles of Incorporation filed with the Secretary of State of Texas, on July 11, 2000 authorizing fifty million (50,000,000) shares of $0.001 par value capital stock.

            2. A set of Bylaws approved and adopted by the Corporation upon its organization.

            3. Minutes of the Organization Meeting held by Pamela McCune on July 11, 2000, as the sole director named in the Articles of Incorporation, during which the following business, among others, was transacted.

                     o Issuance of 2,000,000 shares of the Corporation's Common Stock to Michael Kamps as consideration for services rendered and cash advanced to or for the Corporation at a stated value of $2,000.00.

Discount Mortgage Source, Inc.
Attention:  Mr. Michael Kamps
July 27, 2000
Page 2
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            4.    Special  Meeting  of  the  Stockholder  of  Discount  Mortgage
                  Source, Inc., dated July 11, 2000, wherein Michael Kamps, the sole shareholder of the Corporation, elected Michael Kamps the sole director of the Corporation, to replace Pamela McCune, who had resigned.

            5. Special Meeting of the Board of Directors of the Corporation, of which Michael Kamps is the sole director, dated July 12, 2000, which authorizes the following transaction:

                        o Issuance of 100,000 shares of Common Stock of the Corporation to Mentor Promotions, Inc., and 100,000 shares to Woodbridge Management, Ltd. as consideration for the payment of $25,000.00 for the development of the Corporation's web site.

            6. Special Meeting of the Board of Directors of the Corporation, of which Michael Kamps is the sole director, dated July 12, 2000, which authorizes the following transaction:

                           Filing of a public offering of not more than 2,000,000 shares and not less than 240,000 shares of the Corporation's Common Stock at a price of $0.25 per share pursuant to a registration statement to be filed by the Corporation with the Securities and Exchange Commission on Form SB-1 or SB-2.

         Based upon my examination of the foregoing documents, which, I am advised, constitute all of the records of the Corporation, I believe that the 2,200,000 shares of Common Stock presently outstanding constitute validly issued, fully paid, and non-assessable shares of Common Stock of the Corporation. Additionally, I believe that the shares authorized for issuance pursuant to the public offering will, upon payment therefore, likewise constitute validly issued, fully paid, and non-assessable shares of Common Stock of the Corporation.

                                                       Very truly yours,


                                                       /s/ R. Brad Lamberth
                                                       --------------------
                                                           R. Brad Lamberth